Exhibit 99.5

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Emerald Health Therapeutics, Inc. (the “Company”)

Suite 210 – 800 West Pender Street
Vancouver, British Columbia V6C 1J8

Item 2.	Date of Material Change

April 1, 2019

Item 3.	News Release

A news release was disseminated on April 1, 2019 through GlobeNewswire and subsequently filed on SEDAR.

Item 4.	Summary of Material Changes

The Company announced that its 50%-owned joint venture, Pure Sunfarms, has exercised its option to acquire from Village Farms International, Inc. (“Village Farms”) a second 1.1 million square foot (25 acre) greenhouse (“Delta 2”) adjacent to Pure Sunfarms’ existing 1.1 million square foot cannabis operation (“Delta 3”) in Delta, BC. Pure Sunfarms expects to reach its annualized full production run-rate of approximately 75,000 kilograms by mid-year at Delta 3 and expects to double its overall production on completion of the conversion of Delta 2. Emerald has also entered into an agreement with Pure Sunfarms to purchase 25% of its aggregate cannabis production from Delta 3 and Delta 2 in 2020, 2021 and 2022.

Item 5.	Full Description of Material Change

The Company announced that its 50%-owned joint venture, Pure Sunfarms, has exercised its option to acquire from Village Farms International, Inc. (“Village Farms”) a second 1.1 million square foot (25 acre) greenhouse (“Delta 2”) adjacent to Pure Sunfarms’ existing 1.1 million square foot cannabis operation (“Delta 3”) in Delta, BC. Pure Sunfarms expects to reach its annualized full production run-rate of approximately 75,000 kilograms by mid-year at Delta 3 and expects to double its overall production on completion of the conversion of Delta 2. Emerald has also entered into an agreement with Pure Sunfarms to purchase 25% of its aggregate cannabis production from Delta 3 and Delta 2 in 2020, 2021 and 2022.

“We could not be more pleased with the progress and production of Delta 3 and this significant expansion of Pure Sunfarms to 2.2 million square feet of production space, making it one of the largest single cannabis cultivation facilities in Canada,” said Dr. Avtar Dhillon, President and Executive Chairman of Emerald. “The first greenhouse, fully licensed for 1.03 million square feet of cultivation and expected to be fully planted in April, is a well-designed operation generating impressive yields that continue to increase. Quality and cost will differentiate producers among competitors in the Canadian and global cannabis market over the long term, and Pure Sunfarms’ ability to produce large-scale, low cost, high quality cannabis made it a simple decision for us to support the exercising of its option to acquire the second 1.1 square foot greenhouse. We are excited by the amount of cannabis supply Emerald will be receiving over the next four years from Pure Sunfarms with the extension and expansion of our current supply agreement. Combining the Pure Sunfarms supply with our other cannabis and large-scale hemp supply sources, Emerald is anticipating significant quarterly growth of revenues in 2019 and beyond.”

The existing technologically-advanced Delta 3 greenhouse design is based on decades of large-scale, low-cost agricultural production experience and extensive cannabis expertise, resulting in a state-of-the-art facility with 16 grow rooms optimized with supplemental lighting and other systems to support year-round harvesting.

The Delta 2 facility is a newer, but nearly identical, facility located adjacent to Delta 3. Pure Sunfarms expects to realize economies of scale from the concentration of 2.2 million square feet of production area at a single location. Notably, Delta 3 was designed with an automated nursery capable of serving both Delta 3 and Delta 2. This will allow a greater proportion of the footprint of the Delta 2 facility to be devoted to flower rooms than in Delta 3.

Planning and procurement for the Delta 2 facility and Pure Sunfarms’ applications for licensing under the Cannabis Act will begin immediately. An important competitive advantage for the Delta 3 and 2 facilities is that Pure Sunfarms has secured 48 megawatts of electricity from BC Hydro, providing a reliable and inexpensive source of power to run supplemental lighting and post-harvest equipment in both Delta 3 and Delta 2. This electricity will be available this September. Pure Sunfarms is targeting its first harvest at the Delta 2 facility for mid-2020 and aims to achieve full run-rate production in the fourth quarter of 2020, subject to the receipt of Health Canada licenses.

In accordance with the terms of the Pure Sunfarms joint venture agreement, Village Farms is contributing the Delta 2 facility to the joint venture and Emerald has committed to contribute an aggregate of CAD$25 million in cash, of which $2.5 million was contributed at closing and the remainder will be advanced in tranches as needed to cover initial construction costs. Conversion of the Delta 2 facility to cannabis production is estimated to cost approximately CAD$60 million, based on the conversion costs incurred for conversion of the Delta 3 facility. Following Emerald’s investment, the remainder of the conversion costs are expected to be funded by cash flow generated by Pure Sunfarms.

Pure Sunfarms continues to hold an option to acquire a third 2.6 million square foot (60 acre) greenhouse from Village Farms. This option expires on September 28, 2021.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:
Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Item 9.	Date of Report

April 1, 2019

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